FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2004

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release, Dated December 6, 2004,

2.

Oromin Explorations Ltd. News Release, Dated December 9, 2004,

3.

Oromin Explorations Ltd. News Release, Dated December 9, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: January 6, 2005

By:“James G. Stewart”

       James G. Stewart

Its:  Secretary

      (Title)

January 6, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 6, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

SABODALA UPDATE

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it is continuing its preparations for the commencement of exploration of its Sabodala Property in south-eastern Sénégal.   Oromin expects to begin exploration in January 2005 with a property-wide airborne geophysical survey, various ground surveys and the first stage of drilling at the Golouma prospect.

The 230 square kilometre Sabodala Property is underlain by the same greenstone geologic environment that contains the broad Mali-Sénégal Shear Zone, which hosts many large gold deposits in adjacent Mali, including the Sadiola Gold Deposit of IAMGold and Anglogold.  The 9.8 million-ounce Sadiola Gold Deposit has an annual production of approximately 600,000 ounces of gold.  Additional world-class gold deposits in adjacent Mali hosted by the same structural/geological environment include: Morila (5.6 million ounces); Syama (5.2 million ounces); and Loulo (4.0 million ounces.

In addition to the Sabodala Project, Oromin is continuing its negotiations to acquire a highly prospective gold property in Brazil.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 9, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

SABODALA UPDATE

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that Irie Isle Limited, its wholly-owned BVI subsidiary, has now received 1,000,000 shares of Surge Global Energy, Inc. (“Surge”), pursuant to its agreement with Surge whereby Surge can acquire up to a 50% effective interest in Oromin’s Santa Rosa oil and gas prospect in Argentina.  With the delivery of these shares, Surge now owns a 17.52% beneficial interest in the Santa Rosa property.  Surge has advised Oromin that it expects to complete the purchase of the remaining 32.48% interest shortly.

Following the completion of Surge’s acquisition of its remaining interest, Oromin and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa property, will be borne equally by each party.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 9, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

SANTA ROSA UPDATE

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that Irie Isle Limited, its wholly-owned BVI subsidiary, has now received 1,000,000 shares of Surge Global Energy, Inc. (“Surge”), pursuant to its agreement with Surge whereby Surge can acquire up to a 50% effective interest in Oromin’s Santa Rosa oil and gas prospect in Argentina.  With the delivery of these shares, Surge now owns a 17.52% beneficial interest in the Santa Rosa property.  Surge has advised Oromin that it expects to complete the purchase of the remaining 32.48% interest shortly.

Following the completion of Surge’s acquisition of its remaining interest, Oromin and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa property, will be borne equally by each party.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN